SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                25 October, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition announcement made on 25 October, 2004




BT GROUP PLC

October 25, 2004


Statement on acquisition of B.I.C Systems Group Ltd

Following BT's announcement on 16th September 2004 that it had agreed to purchase the Northern Ireland IT Company B.I.C. Systems Group Ltd., approval has been received from The Competition Authority in the Republic of Ireland for the acquisition to progress. Permission was granted on Friday 15th October and the acquisition subsequently completed on Tuesday 19th October 2004.

Ends




BT Group plc is the holding company for an integrated group of communications businesses and is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include network centric Information and Communications Technology (ICT) solutions, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

  - BT Retail, providing fixed and mobile communications services and solutions to over 20 million business and residential customers in the UK. It is also a leading UK internet services provider.
  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits and PSTN.
  - BT Global Services, providing ICT services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in 136 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.


For more information, visit www.btplc.com

For further information contact:
Marnie O'Neill, BT Northern Ireland, T: 028 9021 4237
Rachel Brennan, BT Northern Ireland, T: 028 9021 4237




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 25 October 2004